John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778  Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 13, 2013

Ms. Amy Miller
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DGHM Investment Trust (the “Trust”) (File Nos. 811-21958 and 333-137775)

Dear Ms. Miller:

On August 6, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of the DGHM All-Cap Value Fund and the DGHM V2000 SmallCap Value Fund, each a series of the Trust (the “Funds”), on a Plan of Reorganization to reorganize the Funds into newly created series of an unaffiliated investment company – the World Funds Trust.

On August 15, 2013, you provided comments to me relating to the proxy statement. This letter responds to that comment. For your convenience and reference, I have summarized the comment in this letter and provided the Trust’s response below the comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement.

General Question

1.
Comment:      Please address the Funds’ use of a proxy statement on Schedule 14A versus a Form N-14 (registration for new shares) for purposes of solicitation of shareholder vote on the plan of reorganization.

Response:      The Trust believes that it is standard industry practice to use a Schedule 14A as opposed to a Form N-14 when the type of reorganization that is being contemplated is a “shell” reorganization whereby an operating series of a trust reorganizes into a newly created series of another trust that has no assets and operating history (i.e., a “shell”). As discussed in our August 19, 2013, telephonic call, we have sent links to various proxy statements that have been filed with the SEC and which solicit shareholder vote for shell reorganizations similar to the one contemplated by the Trust. These samples were prepared by various fund groups and various fund counsel and are a good representation of what the Trust believes the industry is doing by way of proxy solicitation on shell reorganizations. Additionally, and as discussed in our call, we have provided you with a copy of a 1992 academic article on reorganizations and acquisitions of investment companies prepared, at the time, by certain staff of the SEC’s Division of Investment Management and which states on page 236 that “Form N-14 need not be

Ms. Amy Miller U.S. Securities and Exchange Commission September 13, 2013

used when the securities issued in the transaction do not represent a new investment, for example, when an existing fund reorganizes into a shell.”[1]

The preliminary note to Rule 145 of the Securities Act of 1933 (Reclassifications of Securities, Mergers, Consolidations and Acquisitions of Assets) provides that “the thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” (emphasis added). The Trust believes a shell reorganization similar to the one contemplate by its filing does not create a new or different security. In a shell reorganization, the investment portfolio of one fund is reorganized into a shell that has had no previous operating history and has no assets. The shareholders receiving new shares issued by the shell fund are receiving exactly the amount and value of shares they held previously in their original fund as the shell fund’s portfolio will be identical to that of the prior fund. We would also note that there are no changes to any of the service providers – particularly, there is not a change to the investment adviser to the Funds. For these reasons, we believe that the reorganization contemplated by the Trust is the type that can be accomplished with the use of a Schedule 14A.

*                         *                        *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

1.	The article was authored by Thomas S. Harman, Chief Counsel; Mary S. Podesta, Associate Director; Max Berueffy, Senior Special Counsel; Kevin M. Broadwater, Attorney; and Robert R. Tait, Attorney.